UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:   June 29, 2007
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

COMPUTER SCIENCES CORPORATION
Full name of Registrant

N/A
Former Name if Applicable

2100 East Grand Avenue
Address of Principal Executive Office (Street and Number)

El Segundo, CA  90245
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Computer Sciences Corporation (the "Company") has not completed its determination of the impact of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48") on the Company's consolidated financial statements.  As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 29, 2007 by August 8, 2007 without unreasonable effort or expense.

The Company currently expects to file its Form 10-Q for the quarter ended June 29, 2007 on or prior to August 13, 2007.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael E. Keane	310	615-4821
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [X] Yes    [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ X  ] Yes   [   ] No

The Company anticipates reporting revenue for the quarter ended June 29, 2007 of at least $3.7 to $3.8 billion, the range estimate provided in our June 13, 2007 press release.  The Company anticipates reporting a profit for the quarter.  Determination of the amount is dependent on completion of the Company’s FIN 48 analysis.  For the quarter ended June 30, 2006, the Company reported a loss, including the effect of a significant restructuring charge.

               COMPUTER SCIENCES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 8, 2007	By:	/s/Michael E. Keane
Name: Michael E. Keane
Title: Vice President and
Chief Financial Officer